UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Crimson Wine Group, Ltd.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

22662X100
(CUSIP Number)

November 14, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 22662X100

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
909 Third Avenue, 33rd Floor
New York, NY 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 0
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

Page 2 of 7 pages

CUSIP No. 22662X100

1.	Names of Reporting Persons

MFP Investors LLC(1)
909 Third Avenue, 33rd Floor
New York, NY 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 0
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions)
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

Page 3 of 7 pages

CUSIP No. 22662X100

1.	Names of Reporting Persons

Jennifer Cook Price(1)
c/o MFP Investors LLC
909 Third Avenue, 33rd Floor
New York, NY 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 0
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

Page 4 of 7 pages

CUSIP No. 22662X100

Item 1.

	(a)	Name of Issuer

Crimson Wine Group, Ltd.

	(b)	Address of Issuer's Principal Executive Offices

565 Fifth Avenue New York, NY 10017
USA

Item 2.

	(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Jennifer Cook Price

	(b)	Address of Principal Business Office or, if none, Residence

909 Third Avenue, 33rd Floor
New York, NY 10022

	(c)	Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Jennifer Cook Price is a citizen of the United States of America.

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

22662X100

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP Partners, L.P. directly owns 0 shares of Common Stock, representing 0% of the total number of shares of Common Stock outstanding.  None of the Reporting Persons are deemed to share voting or dispositive power with respect to any shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for clients, including MFP Partners, L.P., none of which beneficially owns more than 5% of the shares of common stock.

Page 5 of 7 pages

CUSIP No. 22662X100

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 15, 2022.

MFP Partners, L.P.

/s/ Timothy E Ladin
Signature

Name:	Timothy E Ladin
Title:	General Counsel, Vice President

MFP Investors LLC

/s/ Timothy E Ladin
Signature

Name:	Timothy E Ladin
Title:	General Counsel, Vice President

JENNIFER COOK PRICE

/s/ Jennifer Cook Price
Signature
Name:	Jennifer Cook Price

Page 6 of 7 pages

CUSIP No. 22662X100

EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement dated November 15, 2022 among the Reporting Persons*

* Filed previously

Page 7 of 7 pages